Neos ETF Trust 485BPOS

Exhibit 99.28(h)(12)

NEOS ETF TRUST

 OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) by and between NEOS ETF TRUST, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust set forth in Schedule A attached hereto (each a “Fund” and collectively, the “Funds”) and the investment advisor of the Funds, Kurv Investment Management LLC (the “Advisor”).

RECITALS:

WHEREAS, the Advisor renders advice and services to a Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of October 28, 2023 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the applicable Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of a share classes’ average daily net assets, to the amounts listed in Schedule A (the “Annual Limit”) for the specified period. In the event that the Operating Expenses of a Fund, exceed the respective Annual Limit, the Advisor will, as needed, waive its fees and reimburse expenses of that Fund.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund are defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement for three years from the date on which the waiver or reimbursement occurs, if such reimbursement can be achieved within the lesser of the Operating Expense Limitations listed in Schedule A or the expense limits in place at the time of recoupment. The Advisor’s right to receive such reimbursement shall survive the termination of either this Agreement or the Investment Advisory Agreement.

4. Term. This Agreement shall become effective on the date specified herein and shall remain in effect until at least December 31, 2024, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees (the “Board”) of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of the Trust. This Agreement will automatically terminate, with respect to a Fund listed in Schedule A if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NEOS ETF TRUST,
on behalf of each series of the Trust set forth in Schedule A

/s/ Garrett Paolella
Name: Garrett Paolella
Title: President, Principal Executive Officer, and Trustee

Kurv Investment Management LLC

/s/ Howard Chan
Name: Howard Chan
Title: Chief Executive Officer

Schedule A

Fund	Maximum Annual Operating Expense Limit	Duration
Kurv Yield Premium Strategy Amazon (AMZN) ETF	0.99%	12.31.24
Kurv Yield Premium Strategy Apple (APPL) ETF	0.99%	12.31.24
Kurv Yield Premium Strategy Microsoft (MSFT) ETF	0.99%	12.31.24
Kurv Yield Premium Strategy Google (GOOGL) ETF	0.99%	12.31.24
Kurv Yield Premium Strategy Tesla (TSLA) ETF	0.99%	12.31.24
Kurv Yield Premium Strategy Netflix (NFLX) ETF	0.99%	12.31.24

 A-1